UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

25 September, 2012

Commission File Number: 000-54641

_____________________________________________________________________________________

MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)
_____________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X      Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No    X

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   Not Applicable

25 September 2012

MTG launches new pre-paid satellite pay-TV service in Ukraine

Modern Times Group MTG AB (publ.) ('MTG' or 'the Group'), the international entertainment broadcasting group, today announced that it has launched 'UA.TV', a new pre-paid satellite pay-TV service in Ukraine. UA.TV is now being sold on a monthly pre-paid basis and is available alongside MTG's Viasat Ukraine satellite pay-TV platform, which was launched in 2008. The new service complements Viasat Ukraine's existing premium satellite pay-TV subscription service and will further extend the reach of the Group's channels and services.

UA.TV will provide a basic channel package of 58 popular national and international free-TV and pay-TV channels to customers who purchase a satellite dish and receiver. The package includes Viasat's own TV1 000 Russian Kino, Viasat Nature and Viasat Explorer channels, as well as third party channels such as Discovery, children's channel Detskiy, and national free-TV channels Pershy Natsionalny, 1 +1, Ukraine, STB and ICTV.

Subscriptions to the package will be sold for a pre-paid fee of UAH 39 (approximately EUR 3.70 based on current exchange rates) per 30 day period. UA.TV will also offer two larger channel packages for higher fees but also on a pre-paid basis.

Jørgen Madsen, President and CEO of MTG, commented: "The launch of UA.TV is the next step in the development of our pay-TV business in Ukraine. The addition of an affordable pre-paid entry level offering is intended to make our services available to even more of the 19 million TV households in the country. We have seen healthy growth on our satellite platform and this new service will make use of the same technical, sales and customer support infrastructure."

***

For further information, please visit www.mtg.se or contact:

Jørgen Madsen, President & Chief Executive Officer
Tel:                     +46 (0) 8 562 000 50

Matthew Hooper, Head of Corporate Communications & Planning
Tel:                     +44 (0) 7768 440 414
Email:                 investor.relations@mtg.se I press@mtg.se

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG 's Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat's own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia's leading independent television broadcaster.

Modern Times Group is a growth company and generated record net sales of SEK 13.5 billion in 2011. MTG 's Class A and 8 shares are listed on Nasdaq OMX Stockholm's Large Cap index under the symbols 'MTGA' and 'MTGB'.

The information in this announcement is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 08:00 GET on 25 September 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ)

(Registrant)

Date: 25 September, 2012	By:	/s/ Marc Zagar
	Name:	Marc Zagar
	Title:	EVP of Finance